PROSPECTUS SUPPLEMENT NO. 12 Filed Pursuant to Rule 424(b)(3)

(to Prospectus dated November 21, 2023) Registration No. 333-260530

VINTAGE WINE ESTATES, INC.

5,977,957 Shares of Common Stock

__________________________________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 21, 2023 (as supplemented or amended from time to time, the “Prospectus”) with the information contained in our Current Report on Form 8-K filed with the SEC on July 24, 2024 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time of up to 5,977,957 shares of our common stock, no par value per share (“common stock”), issued pursuant to the terms of those certain subscription agreements entered into (the “PIPE Investment”) in connection with the Business Combination (as defined in the Prospectus). As described in the Prospectus, the selling securityholders named therein (collectively, the “Selling Stockholders”) or their permitted transferees may offer and sell from time to time up to 5,977,957 shares of our common stock that were issued to the Selling Stockholders in connection with the closing of the PIPE Investment and the Business Combination.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VWE”. On July 23, 2024, the closing price of our common stock on Nasdaq was $0.11 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 24, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 19, 2024

Vintage Wine Estates, Inc.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-40016	87-1005902
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 Concourse Boulevard
Santa Rosa, California		95403
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 289-9463

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value per share	VWE	The Nasdaq Stock Market LLC
Warrants to purchase common stock	VWEWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.03 Bankruptcy or Receivership.

Chapter 11 Filing

On July 24, 2024 (the “Petition Date”), Vintage Wine Estates, Inc., a Nevada corporation (the “Company”) and certain of its subsidiaries (such subsidiaries, each a “Debtor,” and together with the Company, the “Debtors”) filed a voluntary petition for reorganization (collectively, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors are seeking to jointly administer the Chapter 11 Cases under the caption “In re Meier's Wine Cellars Acquisition, LLC, et al.” The subsidiaries that are Debtors in the Chapter 11 Cases are Vintage Wine Estates, Inc., a California corporation; Meier’s Wine Cellars Acquisition, LLC; Vinesse, LLC; Sabotage Wine Company, LLC; Mildara Blass, Inc.; Meier’s Wine Cellars, Inc.; Thames America Trading Company, Ltd.; California Cider Co, Inc.; Girard Winery, LLC; and Grove Acquisition, LLC.

The Debtors expect to continue their operations in the ordinary course of business during the pendency of the Chapter 11 Cases. To ensure ordinary course operations, the Debtors have filed motions seeking orders from the Bankruptcy Court approving a variety of “first day” motions. In addition, the Debtors have also filed a motion seeking approval of certain procedures relating to the marketing auction (if necessary) and sale of all or substantially all of the Company's assets (the "Bidding Procedures Motion"). No trustee has been appointed and each Debtor will continue to operate its business as a “debtor-in-possession” (“DIP”) subject to the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

The Company is seeking approval of a $60.5 million DIP revolving facility with the prepetition lenders under the Credit Agreement (as defined below) on terms and conditions set forth in the DIP credit agreement filed with the Bankruptcy Court (the “DIP Facility”). Upon approval by the Bankruptcy Court and the satisfaction of the conditions set forth in the DIP credit agreement, the DIP Facility, along with the Company's existing liquidity and cash generated from ongoing operations, will be used to support the Company’s business during the restructuring process.

The Company has engaged GLC Advisors & Co., LLC and GLC Securities, LLC to advise on its strategic options, including the pursuit of the sale of all or substantially all of the Company's assets as contemplated by the Bidding Procedures Motion. The Company has received and is currently evaluating multiple preliminary indications of interest with respect to the potential sale of various of its assets. Any of those sales would be subject to review and approval by the Bankruptcy Court and compliance with Bankruptcy Court-approved bidding procedures pursuant to the Bidding Procedures Motion or as otherwise approved by the Bankruptcy Court.

Additional information about the Chapter 11 Cases, including access to Bankruptcy Court documents, may be obtained at https://dm.epiq11.com/VintageWine, a website administered by Epiq Corporate Restructuring, LLC, a third-party bankruptcy claims and noticing agent. The information on such website is not incorporated by reference into, and does not constitute part of, this Current Report on Form 8-K.

Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

The filing of the Chapter 11 Cases constitutes an event of default that accelerated the Company’s obligations under the Second Amended and Restated Loan and Security Agreement, dated as of December 13, 2022, by and among the Company, certain subsidiaries of the Company party thereto from time to time, certain financial institutions party thereto from time to time, and BMO Bank N.A., as successor in interest to Bank of the West, as Administrative Agent (as amended from time to time, the “Credit Agreement”). As of the Petition Date, the Company had an aggregate of approximately $310 million in outstanding loans and commitments under the Credit Agreement.

The Credit Agreement provides that as a result of the Chapter 11 Cases, and to the extent permitted by applicable law, all outstanding amounts thereunder are automatically due and payable. However, any efforts to enforce payment obligations under the Credit Agreement are automatically stayed as a result of the filing of the Chapter 11 Cases and the lenders’ rights of enforcement in respect of the Credit Agreement are subject to the applicable provisions of the Bankruptcy Code.

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 23, 2024, the Company’s Board of Directors (the “Board”) concluded that it is in the best interests of the Company to voluntarily delist the Company’s common stock and warrants from The Nasdaq Stock Market LLC (“Nasdaq”) and deregister under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On July 24, 2024, the Company notified Nasdaq of its intent to file a Form 25 Notification of Removal from Listing and/or Registration Under Section 12(b) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the “SEC”) on or about August 5, 2024 to effect the voluntary delisting of the Company’s common stock and warrants from Nasdaq.

The Company expects the delisting of the common stock and warrants to be effective on or about August 15, 2024. Following such delisting, the Company intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC on or about August 15, 2024, requesting the termination of registration of the Company’s common stock and warrants under Section 12(g) of the Exchange Act, if any, and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

The Company has not arranged for listing or registration of its common stock or warrants on another national securities exchange or for quotation in a quotation medium. Following delisting from Nasdaq, the Company’s common stock and warrants may be eligible to be quoted on the Pink Open Market operated by the OTC Markets Group Inc. if a market maker sponsors the security and complies with Rule 15c2-11 under the Exchange Act, but the Company can provide no assurances that a trading market for the Company’s common stock or warrants will exist now or in the future.

Cautionary Note Regarding the Company’s Securities

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. The Company expects that holders of the Company’s securities, including common stock, could experience a significant or complete loss on their investment, depending on the outcome of the Chapter 11 Cases.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements are all statements other than those of historical fact and may be identified by the use of words such as “expect,” “anticipate,” “could,” “should,” “intend,” “plan,” “believe,” “seek,” “see,” “may,” “will,” “would,” or “target.” Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, for example, statements regarding the Chapter 11 Cases, the Debtors’ ability to consummate and complete a plan of reorganization and their ability to continue operating in the ordinary course while the Chapter 11 Cases are pending. These statements are subject to significant risks, uncertainties, and assumptions that are difficult to predict and could cause actual results to differ materially and adversely from those expressed or implied in the forward-looking statements, including risks and uncertainties regarding the Debtors’ ability to successfully complete a restructuring under Chapter 11, including: consummation of a plan of reorganization; potential adverse effects of the Chapter 11 Cases on the Company’s liquidity and results of operations; the Debtors’ ability to obtain timely approval by the Bankruptcy Court with respect to the motions filed in the Chapter 11 Cases; objections to any plan of reorganization or other pleadings filed that could protract the Chapter 11 Cases; employee attrition and the Company’s ability to retain senior management and other key personnel due to distractions and uncertainties resulting from the Chapter 11 Cases; the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases; the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, including holders of the Company’s common stock; the Bankruptcy Court’s rulings in the Chapter 11 Cases, including the approvals of the terms and conditions of any plan of reorganization or DIP Facility; inability to consummate asset sales; the outcome of the Chapter 11 Cases generally; the length of time that the Company will operate under Chapter 11 protection and the availability of operating capital during the pendency of the Chapter 11 Cases; risks associated with third party motions in the Chapter 11 Cases, which may interfere with the Company’s ability to consummate a plan of reorganization or an alternative restructuring; increased administrative and legal costs related to the Chapter 11 process; finalization and receipt of the DIP Facility, the conditions to which the DIP Facility is subject and the risk that these conditions may not be satisfied for various reasons, including for reasons outside of the Company's control; potential delays in the Chapter 11 process due to unanticipated factors; and potential or existing litigation or administrative or regulatory proceedings and inherent risks involved in a bankruptcy process.

Forward-looking statements are also subject to the risk factors and cautionary language described from time to time in the reports the Company files with the SEC, including those in the Company’s most recent Annual Report on Form 10-K and any updates thereto in the Company’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These risks and uncertainties may cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. The Company has no obligation to update or revise these forward-looking statements and does not undertake to do so, except as required by law.

Item 8.01 Other Events.

On July 19, 2024, the Company completed the sale of Cosentino Winery's real property and equipment to Gene Wines, LLC, a California limited liability company, for cash proceeds of $10.5 million, subject to customary pro rations and adjustments, that were used to pay down debt.

On July 24, 2024, the Company issued a press release announcing the matters disclosed in this Current Report on Form 8-K. A copy of the press release is attached as Exhibit 99.1 hereto.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Document Description

99.1	Press Release, dated July 24, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vintage Wine Estates, Inc.

Date:	July 24, 2024	By:	/s/ Kristina Johnston
Chief Financial Officer

EXHIBIT 99.1

News Release

205 Concourse Boulevard | Santa Rosa, CA 95403

For Immediate Release

Vintage Wine Estates, Inc. Announces Bankruptcy Filing and

Voluntary Delisting and SEC Deregistration

•
Chapter 11 filing is intended to enable Company to address debt obligations and pursue asset sales
•
$60.5 million debtor-in-possession financing
•
Sale of Cosentino real property and equipment with proceeds of $10.5 million

SANTA ROSA, CA, July 24, 2024 – Vintage Wine Estates, Inc. (Nasdaq: VWE and VWEWW) (the “Company“) announced today that the Company and certain of its subsidiaries (such subsidiaries, each a “Debtor,“ and together with the Company, the “Debtors“) filed a voluntary petition for reorganization (collectively, the “Chapter 11 Cases“) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code“) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court“). This process is intended to establish a fair, structured process for VWE to address outstanding debt obligations while the business pursues the sale of its assets.

Over the preceding months, the Company experienced negative financial headwinds that severely impacted its liquidity position. In response, the Company explored several solutions to overcome these challenges, with the monetization of all assets being the most viable path forward to maximize value.

In connection with the Chapter 11 Cases, the Company has filed customary motions authorizing it to proceed with its operations in the ordinary course. In addition, the Debtors have also filed a motion seeking approval of certain procedures relating to the marketing auction (if necessary) and sale of all or substantially all of the Company's assets (the “Bidding Procedures Motion“). No trustee has been appointed and each Debtor will continue to operate its business as a “debtor-in-possession“ subject to the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

Subject to approval of the Bankruptcy Court, the Company, as borrower, intends to enter into a debtor-in-possession financing facility (the “DIP Facility“) with the prepetition lenders under the Credit Agreement (as defined below), pursuant to which the lenders will make available to the Company a credit facility in the amount of $60.5 million. The DIP Facility, along with the Company's existing liquidity and cash generated from ongoing operations, will be used to support the Company's business during the restructuring process.

The filing of the Chapter 11 Cases constitutes an event of default that accelerated the Company’s obligations under the Second Amended and Restated Loan and Security Agreement with BMO Bank N.A.(as amended from time to time, the “Credit Agreement“). As of the petition date, the Company had an aggregate of approximately $310 million in outstanding loans and commitments under the Credit Agreement.

The Credit Agreement provides that as a result of the Chapter 11 Cases, and to the extent permitted by applicable law, all outstanding amounts thereunder are automatically due and payable. However, any efforts to enforce payment obligations under the Credit Agreement are automatically stayed as a result of the filing of the Chapter 11 Cases and the lenders’ rights of enforcement in respect of the Credit Agreement are subject to the applicable provisions of the Bankruptcy Code.

The decision to file for the voluntary petition for reorganization under chapter 11 was made after a careful evaluation of the Company's financial situation and a determination that it is in the best interests of the Company and its stakeholders. The Company expects commercial operations to continue largely business-as-usual and is committed to serving a diverse range of customers during the Chapter 11 Cases. For more information on the chapter 11 cases, please read the Company’s Current Report on Form 8-K, to be filed with the U.S. Securities and Exchange Commission (the “SEC“) today. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Vintage Wine Estates Announces Bankruptcy Filing and Plan to Delist from the Nasdaq Stock Market
July 24, 2024

For Bankruptcy Court filings and other additional information related to the chapter 11 cases available from time to time, please see https://dm.epiq11.com/VintageWine, a website administered by Epiq Corporate Restructuring, LLC, the Company’s third-party bankruptcy claims and noticing agent.

The Company also announced today its intention to voluntarily delist its common stock and warrants from the Nasdaq Stock Market LLC (“Nasdaq“) and deregister its common stock and warrants under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act“).

The Company’s board of directors made the decision to delist and deregister the Company's securities following careful consideration of the Company’s current situation, including filing of the Company’s chapter 11 cases. In addition, the board of directors determined that it is in the Company’s best interest to withdraw the listing and registration to reduce the Company’s costs of compliance with the rules of the SEC and Nasdaq. In addition, and as previously disclosed, the Company has received a notification from Nasdaq's Listing Qualifications Department dated September 13, 2023 indicating that the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1), which requires listed companies to maintain a minimum bid price of at least $1 per share. As of the date of this release, the Company has not regained compliance with such listing rule.

The Company has notified Nasdaq of its intent to voluntarily delist its common stock and warrants, and intends to file a notice on Form 25 relating to such delisting with the SEC on or about August 5, 2024. The Company expects the delisting of the common stock and warrants to be effective on or about August 15, 2024. Following such delisting, the Company intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC on or about August 15, 2024, requesting the termination of registration of the Company’s common stock and warrants under Section 12(g) of the Exchange Act, if any, and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

The Company has not arranged for listing or registration of its common stock or warrants on another national securities exchange or for quotation in a quotation medium. Following delisting, the common stock and warrants may be eligible to be quoted on the Pink Open Market operated by the OTC Markets Group Inc. if a market maker sponsors the security and complies with Rule 15c2-11 under the Exchange Act, but the Company can provide no assurances that a public market for trading the common stock and warrants will exist now or in the future.

The Company is committed to working closely with its stakeholders to minimize the impact of the bankruptcy process and to ensure that its creditors are treated fairly. The Company has engaged GLC Advisors & Co., LLC and GLC Securities, LLC to advise on its strategic options, including the pursuit of the sale of all or substantially all of the Company's assets as contemplated by the Bidding Procedures Motion. The Company has received and is currently evaluating multiple preliminary indications of interest with respect to the potential sale of various of its assets. Any of those sales would be subject to review and approval by the Bankruptcy Court and compliance with Bankruptcy Court-approved bidding procedures pursuant to the Bidding Procedures Motion or as otherwise approved by the Bankruptcy Court. In addition, the Company is consulting with Jones Day as legal advisors, Riveron Consulting as financial advisors and Richards, Layton & Finger as Delaware counsel.

The Company also announced that on July 19, 2024, the Company completed the sale of Cosentino Winery's real property and equipment to Gene Wines, LLC, a California limited liability company, for cash proceeds of $10.5 million, subject to customary pro rations and adjustments, that were used to pay down debt.

Cautionary Note Regarding the Company's Securities

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. The Company expects that holders of the Company’s securities, including common stock, could experience a significant or complete loss on their investment, depending on the outcome of the Chapter 11 Cases.

Forward-Looking Statements

This release contains “forward-looking statements“ within the meaning of federal securities laws. Forward-looking statements are all statements other than those of historical fact and may be identified by the use of words such as “expect,“ “anticipate,“ “could,“ “should,“ “intend,“ “plan,“ “believe,“ “seek,“ “see,“ “may,“ “will,“ “would,“ or “target.“ Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, for example, statements regarding the Chapter 11 Cases, the Debtors’ ability to consummate and complete a plan of reorganization and their ability to continue operating in the ordinary course while the Chapter 11 Cases are pending. These statements are subject to significant risks, uncertainties, and assumptions that are difficult to predict and could cause actual results to differ materially and adversely from those expressed or

Vintage Wine Estates Announces Bankruptcy Filing and Plan to Delist from the Nasdaq Stock Market
July 24, 2024

implied in the forward-looking statements, including risks and uncertainties regarding the Debtors’ ability to successfully complete a restructuring under Chapter 11, including: consummation of a plan of reorganization; potential adverse effects of the Chapter 11 Cases on the Company’s liquidity and results of operations; the Debtors’ ability to obtain timely approval by the Bankruptcy Court with respect to the motions filed in the Chapter 11 Cases; objections to any plan of reorganization or other pleadings filed that could protract the Chapter 11 Cases; employee attrition and the Company’s ability to retain senior management and other key personnel due to distractions and uncertainties resulting from the Chapter 11 Cases; the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases; the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, including holders of the Company’s common stock; the Bankruptcy Court’s rulings in the Chapter 11 Cases, including the approvals of the terms and conditions of any plan of reorganization or DIP Facility; inability to consummate asset sales; the outcome of the Chapter 11 Cases generally; the length of time that the Company will operate under Chapter 11 protection and the availability of operating capital during the pendency of the Chapter 11 Cases; risks associated with third party motions in the Chapter 11 Cases, which may interfere with the Company’s ability to consummate a plan of reorganization or an alternative restructuring; increased administrative and legal costs related to the Chapter 11 process; finalization and receipt of the DIP Facility, the conditions to which the DIP Facility is subject and the risk that these conditions may not be satisfied for various reasons, including for reasons outside of the Company's control; potential delays in the Chapter 11 process due to unanticipated factors; and potential or existing litigation or administrative or regulatory proceedings and inherent risks involved in a bankruptcy process.

Forward-looking statements are also subject to the risk factors and cautionary language described from time to time in the reports the Company files with the SEC, including those in the Company’s most recent Annual Report on Form 10-K and any updates thereto in the Company’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These risks and uncertainties may cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. The Company has no obligation to update or revise these forward-looking statements and does not undertake to do so, except as required by law.

About Vintage Wine Estates, Inc.

Vintage Wine Estates brings to market a unique portfolio of cider and Super Premium+ wines at $15+ per bottle. The Company leverages brand-affiliated wine clubs, tasting rooms, and owned ecommerce sites in conjunction with deep wholesale relationships to offer consumers a holistic, omnichannel experience.

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Contact:

ir@vintagewineestates.com